WIDESCOPE RESOURCES INC.
[Formerly – International Gemini Technology Inc.]

WIDESCOPE QUOTED ON NASD OTCBB IN UNITED STATES UNDER SYMBOL: WSCRF
-Update on Pinefalls Gold in Bissett, Manitoba

Vancouver, B.C. – December 21, 2006 – Widescope Resources Inc. (CUSIP: 96759N 100) – formerly International Gemini Technology Inc. – today announced that effective today its common shares have become quoted on the NASD OTC Bulletin Board under the symbol “WSCRF”. The Company’s market-maker is Public Securities, Inc. of Spokane, WA ”PBLC”.

Since 1986 Widescope has been a reporting issuer with the United States Securities and Exchange Commission under Section 12(g) of the Securities Exchange Act of 1934. The Company’s public filings can be viewed at www.sec.gov in the United States or at www.sedar.com in Canada.

Through its 65% owned subsidiary, Pinefalls Gold, the Company is primarily engaged in exploring for mineral resources on its seventeen (17) mining claims in the area of Bissett, Manitoba. The claims are included in the Rice Lake greenstone belt and cover an area of approximately 2800 hectares. During the quarter ended September 30, 2006 a summer exploration program was completed under PFG’s direction. The primary focus of the work plan was to complete more detailed geological mapping of the claims, stripping of over-burden and grab sampling. In the quarter, approximately 30 man-days of field work were completed and more than seventy samples were collected and delivered to TSL Laboratories in Saskatoon for assay and analysis. Compilation of the geologist’s maps, data and assay results is ongoing. The Company expects a detailed report of the activities, findings and recommendations in January 2007.

Statements about the Company’s future expectations and all other statements in this press release other than historical facts are “forward looking statements” within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and as that term defined in the Private Litigation Reform Act of 1995. The Company intends that such forward-looking statements be subject to the safe harbors created thereby. Since these statements involve risks and uncertainties and are subject to change at any time, the Company’s actual results may differ materially from the expected results.

For more information contact:

Doug Ford, Director
Phone: 604.904.8481 ext. 460